

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2024

Erez Nachtomy
Chief Executive Officer
SHL Telemedicine Ltd.
90 Yigal Alon Street
Tel Aviv 67891 , Israel

> **Re: SHL Telemedicine Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2023**
> **File No. 001-41641**

Dear Erez Nachtomy:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services